Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cambium Networks Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-232341) on Form S-8 of Cambium Networks Corporation of our report dated March 23, 2020, with respect to the consolidated balance sheet of Cambium Networks Corporation as of December 31, 2019, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2019 annual report on Form 10-K of Cambium Networks Corporation.

Our report refers to a change to the lease accounting principle as a result of the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Chicago, Illinois

March 23, 2020